

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Katheryn A. Gettman
Partner, Cozen O'Connor, P.C.
Astra Space, Inc.
33 South 6th Street
Suite 3800
Minneapolis, MN 55402

>   **Re: Astra Space, Inc.**
>   **Schedule 13E-3 filed May 7, 2024 filed by Astra Space, Inc. et al.**
>   **File No. 005-91610**
>
>   **Revised Preliminary Information Statement**
>   **Filed May 7, 2024**
>   **File No. 001-39426**

Dear Katheryn A. Gettman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed May 7, 2024

Item 3. Identity and Background of Filing Persons

1.   Please provide the information required by Item 1003(a) through (c) of Regulation M-A with respect to the Kemp Trust.

Revised Preliminary Information Statement filed May 7, 2024

Background of the Merger, page 15

2.   We note your response to prior comment 10. We also note your disclosure on page 54 that PJT Partners' outreach was a "material factor" in the Special Committee's evaluation of

the fairness of the Transactions. Please confirm in your response that PJT Partners did not provide any report, opinion or appraisal with respect to the Company's evaluation of potential strategic alternatives or provide the disclosure required under Item 1015 of Regulation M-A for any such report, opinion or appraisal. Alternatively, provide your detailed legal analysis of why any materials prepared by PJT Partners would not be considered materially related to the going-private transaction given the importance of PJT Partners' outreach to the Special Committee's determination of the transaction's fairness.

Recommendation of the Special Committee; Reasons for the Merger, page 54

3. We note your response to prior comment 11. Please provide additional disclosure explaining why the Special Committee did not consider net book value in reaching its determination and recommendation. Also provide equivalent disclosure for each other filing person.

4. Please describe the basis upon which the Special Committee determined that the Public Stockholders are "situated substantially similarly to the Company's 'unaffiliated security holders,' as such term is defined in Rule 13e-3 under the Exchange Act."

General

5. We note your additional disclosure (e.g., on page 99) that "certain Class A Shares held by Mr. Kemp . . . and Dr. London . . . may be sold to cover transaction expenses in connection with the Merger." Since recent market prices exceed the amount of the per share Merger Consideration, please disclose how such shares would be sold (e.g., open market transactions or otherwise) and whether such shares may be sold at a price in excess of the Merger Consideration.

6. We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619 or Laura McKenzie at 202-551-4568.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Kevin J. Roggow